U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Toibb,                       Harris
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        (Last)                       (First)              (Middle)

        307 21st Street
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                                    (Street)

        Santa Monica,                CA                     90402
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        (City)                       (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)
     May 23, 2001

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
     ###-##-####

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
     Brilliant Digital Entertainment, Inc. (AMEX: BDE)

________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          1,029,840                   Direct

Common Stock                          450,000                     Indirect             Partnership Agreement
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------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Secured Convertible
Promissory Note
(Funded May 23, 2001)    05/23/2001 11/10/2002      Common Stock            141,643      An aggregate   D
                                                                                         amount of
                                                                                         $100,000 or
                                                                                         $0.706 per
                                                                                         share
------------------------------------------------------------------------------------------------------------------------------------
Secured Convertible
Promissory Note          06/12/2001 11/10/2002      Common Stock            283,286      An aggregate   D
(To be funded on                                                                         amount of
June 12, 2001)                                                                           $200,000 or
                                                                                         $0.706 per
                                                                                         share
------------------------------------------------------------------------------------------------------------------------------------
Secured Convertible      06/29/2001 11/10/2002      Common Stock           2,407,932     An aggregate   D
Promissory Note                                                                          amount of
(To be funded on                                                                         $1,700,000 or
June 29, 2001)                                                                           $0.706 per
                                                                                         share
------------------------------------------------------------------------------------------------------------------------------------
Warrant to Purchase
Common Stock             05/23/2001 05/23/2004      Common Stock           2,522,068     $0.793         D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:




/s/    Harris Toibb                                            May 30, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print or Type Responses)

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